Letter Agreement

To:

Greenwich Advisors Trust

330 Railroad Avenue

Greenwich, CT 06830

Dear Board Members:

You have engaged us to act as the investment adviser to the Greenwich Advisors India Select Fund (the “Fund”) pursuant to an Investment Advisory Agreement dated as of March 1, 2007 (the “Agreement”).

Effective upon the commencement of operations of the Greenwich Advisors India Select Fund through June 30, 2009, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses) at 2.35% of the average daily net assets for Class A shares, 2.85% of the average daily net assets for Class C shares and 1.85% of the average daily net assets for Class I shares for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, GREENWICH ADVISORS, LLC By: _s/Suhas S. Kundapoor_____ Print Name: Suhas S. Kundapoor Title: President/ Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

GREENWICH ADVISORS TRUST By: __Suhas S. Kundapoor____ Suhas S. Kundapoor, President